UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 31, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

REMOTE VOTING FORM

FIBRIA CELULOSE S.A.

Publicly Held Company

CNPJ/MF No. 60.643.228/0001-21t

NIRE 35.300.022.807

REMOTE VOTING BULLETIN

OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

OF FIBRIA CELULOSE S.A. TO BE HELD ON DECEMBER 3, 2018

1.                                     Name and email address of the shareholder:

Name:

Email:

2.                                     CNPJ or CPF of the shareholder:

3.                                     Guidelines for Completion:

In the event that the shareholder opts to exercise its voting right remotely, pursuant to CVM Instruction No. 481/2009, as amended, it must fill out this remote voting bulletin (“Form”), which will only be considered valid, as well as have the casted votes accounted for the quorum of the Shareholder’s Meeting, if the following conditions are met:

(i)                                    all of the blanks must be duly filled out, necessarily;

(ii)                                 all of the pages must be duly initialed; and

(iii)                              the last page must be executed by the shareholder or the shareholder’s legal representative(s), as applicable, pursuant to the applicable law.

It is essential that items 1 and 2 above are filled out with the full name (or corporate name) and the tax registration number, whether for the legal entity (CNPJ/MF) or for an individual (CPF/MF), and to give an email address for contact if necessary.

Signatures on the Form must be acknowledged by a Public Notary, as well as in case of foreign documents, it will also be required to legalize or apostille it, in this former case, if the document is issued by a country which is signatory to the Hague Convention of 5 October 1961 Abolishing the Requirement of Legalization for Foreign Public Documents (Hague Convention).

4.                                     Guidelines for Submission:

In the event that the shareholder opts to exercise its voting rights remotely, it may (i) fill out the Form and submit it directly to the Company; or (ii) transmit its voting instructions for completion to service providers, as indicated below:

In the first case, the Company must receive (by mail or e-mail) up to seven (7) days prior to the date of the Shareholders’ Meeting, that is, until November 26, 2018, including, the following documents:

i) a hard copy of the Form with all of the fields duly completed, initialed, signed and notarized; and

ii) a certified copy of:

a) individuals: identity document with photo of the shareholder or of its legal representative;

b) legal entities: identity document with photo of its legal representative(s) (if an attorney-in-fact, the power-of-attorney must be provided); consolidated and updated Bylaws or articles of association; and corporate documents confirming powers of representation; and

c) investment funds: identity document with photo of its legal representative(s); consolidated and updated Bylaws or articles of association; corporate documents confirming powers of representation; latest restated regulations of the fund.

* Foreign documents must be notarized, consularized, translated by a sworn translator and filed with the Registry of Deeds and Documents (documents issued by countries that are signatories to the Hague Convention, the diplomatic or consular legalization prior to August 14, 2016 must be replaced by the affixation of the Apostille).

Shareholders whose shares are held in a central depositary may submit their voting instructions to their respective custody agents, pursuant to the rules determined by them. Is this case, the procedure should be verified with the respective service providers. The submission of the instructions to the custody agents is also of up to seven (7) days prior to the date of the Shareholders’ Meeting, that is, until November 26, 2018, including.

* The central depository of B3 S.A. - Bolsa, Brasil, Balcão, will disregard conflicting instructions belonging to the same shareholder in relation to the same resolution.

Shareholders whose shares are held by Itaú Corretora de Valores S.A. (“Itaú”), custodian of the shares issued by the Company, may submit his/her voting instructions through Itaú. Itaú has created the Digital Shareholder Meeting website, a secure solution by means of which it is possible to vote remotely. To vote through the website it is necessary to be registered and own a digital certificate. Information regarding registration and step by step for the issuance of a digital certificate are described on the following website:

http://www.itau.com.br/securitiesservices/assembleiadigital/

The submission of the instructions to the custodian is also of up to seven (7) days prior to the date of the Shareholders’ Meeting, that is, until November 26, 2018, including.

The Company will communicate to the shareholder the receipt of the documentation and its acceptance or need for rectification or its rejection. Delayed delivery will result in rectification, document completeness or rejection of the Form.

5.                                     Postal and e-mail address for the submission of the remote voting form in case the shareholder opts to send it directly to the Company:

Investor Relations Department of Fibria Celulose S.A

Fibria’s Office

Rua Fidêncio Ramos, nº 302, 3º andar, Torre B Edifício Vila Olímpia Corporate, Bairro Vila Olímpia, city and State of São Paulo, CEP 04551-010

E-mail: ir@fibria.com.br

6.                                     Name, address and e-mail address, telephone number and contact person of the financial institution engaged by the company to serve as the bookkeeping agent, as applicable:

ITAÚ CORRETORA DE VALORES S.A.

Gercina Bueno

Av. Brigadeiro Faria Lima, 3.500, 3º andar

Itaim Bibi, São Paulo, SP

CEP 04538-132

Phone No.: +55 11 3003-9285 (for calls from state capitals and metropolitan regions)

Phone No.: 0800 7209285 (from other locations)

E-MAIL: ATENDIMENTOESCRITURACAO@ITAU-UNIBANCO.COM.BR

7.                                     Voting Instruction:

The shareholders who opt to exercise their respective remote voting rights, must inform its voting instructions on the following items of the agenda of the Extraordinary Shareholders’ Meeting to be held on December 3, 2018:

8.                                     (i)                                   Approve, in accordance with the Management’s Proposal and the Opinion of the Fiscal Council of the Company, the distribution of interim dividends on an extraordinary basis, in the total amount of R$2,783,319,849.66 (two billion seven hundred and eighty-three million three hundred and nineteen thousand eight hundred and forty-nine Brazilian reais and sixty-six centavos), equivalent to R$5.030371757 per share issued by the Company, to be declared and paid against the Company’s account of Reserve for Investments, approved by the Ordinary Shareholders’ Meeting held on April 27, 2018 and registered at the Company’s quarterly financial statements of September 30, 2018.

☐ For	☐ Against	☐ Abstain

[Venue], [date].

[Name of Shareholder]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO